August 17, 2022

Division of Corporation Finance
Office of Real Estate and Commodities
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Phone: (202) 551-3432

Re: Braemar Hotels & Resorts Inc.
Form 10-K for the year ended December 31, 2021
Filed March 10, 2022
File No. 001-35972

Ladies and Gentlemen:

Braemar Hotels & Resorts Inc. (the “Company”) received a comment letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated August 8, 2022 with respect to the Company’s annual report on Form 10-K for the year ended December 31, 2021, filed on March 10, 2022 (the “Annual Report”). The Company is respectfully submitting the response below to the comment in such comment letter. To facilitate your review, the comment of the Staff has been set forth below in italics and is followed by our response. Capitalized terms used but not defined in this letter have the meanings set forth in the Annual Report.

Form 10-K for the year ended December 31, 2021

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 101

1. Please revise your disclosure in future periodic reports to fully explain why the measure of Adjusted AFFO available to common stockholders, OP unitholders, Series B Cumulative Convertible preferred stockholders and convertible note holders on an “as converted basis” is useful to investors. Specifically address why you believe a measure which includes the conversion of your Convertible Senior Notes aids in an understanding of your operations. Also, while we note that the conditions to convert the Series D cumulative preferred stock to common stock have not been met as of period end, your revised disclosure should clarify why adjustments have been made for Series B preferred stock but not other Series of preferred stock.

Response:

We respectfully acknowledge the Staff’s comment. Historically, we have included common shares, OP units, Series B Convertible Preferred Stock on an “as converted basis” (“Series B Preferred Stock As Converted”) and Convertible Senior Notes on an “as converted basis” (“Convertible Notes As Converted”) as part of our Adjusted FFO per share calculation. We included OP unit holders in such calculation because such units share in earnings and loss the same as common stockholders do. Furthermore, we have previously included our Series B Preferred Stock As Converted and Convertible Notes As Converted in our Adjusted FFO calculation because these instruments have fixed conversion ratios and fixed interest or dividends. By including these shares in our Adjusted FFO calculation, we were able to show investors the amount of Adjusted FFO that would exist if those instruments were converted into common shares. We have not historically included the non-traded Series E Redeemable Preferred Stock on an “as converted basis” (“Series E Preferred Stock As Converted”), nor the non-traded Series M Redeemable Preferred Stock on an “as converted basis” (“Series M Preferred Stock As Converted”) in our common shares for the Adjusted FFO calculation because these series of preferred stock do not have fixed conversion ratios. As a result of the variable conversion ratios, the number of common shares such preferred series are convertible into is highly volatile, and we believe excluding them provides investors with a more meaningful Adjusted FFO computation that is comparable across quarters. Additionally, we have not included the Series D Cumulative Preferred Stock on an “as converted basis” (“Series D Preferred Stock As Converted”) in our common shares for the Adjusted FFO calculation because the conversion feature is limited to certain circumstances such as a change of control. Because of these conditions, we exclude the Series D Preferred Stock As Converted from our Diluted Earnings Per Share under the relevant US GAAP standards. We note that we clearly described the calculation to investors so that our calculation was fully transparent, both in the narrative description and in the reconciliation.

While historically we believed reflecting our Series B Convertible Preferred Stock and Convertible Senior Notes on an as converted basis for purposes of calculating Adjusted FFO per share was useful for investors since those instruments have fixed exchange ratios while our other series of preferred stock do not have fixed exchange ratios, we have continued to evaluate this conclusion. In an effort to be consistent and provide investors with information that is useful in their analysis and understanding of the company and its earnings power, we have come to the conclusion that it would be most useful for investors and analysts if we did not include all the potential shares that could be issued in the event that all of our preferred stock and senior notes were converted or exchanged into common shares. We believe including all preferred stock on an as converted basis in our Adjusted FFO calculation would result in a high degree of volatility to the metric that is not reflective of the underlying operating conditions of the Company. Additionally, including the Series D Preferred Stock As Converted would include underlying common shares which we do not include for US GAAP purposes and be potentially confusing to investors as it is only convertible in limited circumstances such as a change of control. Rather, going forward, we have decided to include only common stock and OP units in our Adjusted FFO calculation and not include any preferred stock or Convertible Senior Notes on an as converted basis. We believe that this information will be most useful to investors as it reflects our Adjusted FFO available to the holders who share in the profits and loss of our Company, and is consistent with how some of our peers report for similar instruments. We will clearly explain the change in methodology to investors in our future SEC filings and earnings releases.

Our goal in providing this Adjusted FFO metric is to allow investors to understand the operating performance of our Company. We believe this Adjusted FFO metric supplements the Company’s GAAP financial presentation and provides investors with relevant and useful information to better understand the Company’s performance over time. Accordingly, in future periodic filings, we will provide a statement disclosing why the Company’s management believe that presentation of Adjusted FFO provides useful information to investors regarding the Company’s operating results. Additionally, we will be clear that our calculation excludes all series of convertible preferred stock and our senior preferred notes. We believe this metric, which will include only common stock and unit holders who share in the profits and losses of our Company, will be most useful to investors, and we intend to fully explain our rationale in future periodic reports.

Should you have any additional questions, or wish to clarify any of these matters further, please do not hesitate to contact me.

Very truly yours,
/s/ Deric S. Eubanks
Deric S. Eubanks
Chief Financial Officer

Enclosures

cc: Via Email
Gregory P. Patti, Jr.
Cadwalader, Wickersham and Taft LLP